Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SCHEDULE 14A
(Form Type)

INTRICON CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to be Paid	$240,866,773.22	(1)	0.0000927	$22,328.35	(2)
Fees Previously Paid	–			–
Total Transaction Valuation	$240,866,773.22
Total Fees Due for Filing				$22,328.35
Total Fees Previously Paid				–
Total Fee Offsets				–
Net Fee Due				$22,328.35
_______________

(1)
Estimated for purposes of calculating the filing fee only. The maximum aggregate value was determined based upon the sum of: (A) 9,279,526 outstanding shares of common stock multiplied by $24.25 per share; (B) 477,953 shares of common stock underlying outstanding stock options with exercise prices below $24.25 per share multiplied by $17.49 (the difference between $24.25 and the weighted average exercise price of $6.76 per share); (C) 257,330 shares of common stock issuable upon settlement of restricted stock units multiplied by $24.25 per share; and (D) 51,077 shares of common stock issuable upon settlement of performance-based restricted stock units multiplied by $24.25 per share; in each case as of April 5, 2022.

(2)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0000927.